Exhibit 99.(a)(5)(vi)

Snowy August Asks: Dex-Line - How to Look Smart Bargain Shopping for Interim Leadership Where You Rent Your Linens?

Why would LookSmart pay $36,000 per month to a tablecloth and wedding decoration rental business?

New York, September 6, 2012 - Snowy August Management LLC today issued the following open letter to all shareholders of LookSmart, Ltd. (Nasdaq: LOOK):

"Dear Fellow Shareholders,

As promised, this letter contains some questions and concerns with respect to what appear to be numerous related party agreements and transactions involving LookSmart and a party referred to as "Dexline" as well as LookSmart's current temporary/interim CEO and one or more of his family members. The issues described herein are just the tip of the iceberg and part of many LookSmart-related compensation, ethics, governance, legal, financial, tax, accounting, reporting, disclosure, and compliance issues. Without further ado:

1. Why would a public technology company enter into a consulting agreement with a tablecloth rental business?

According to LookSmart, LookSmart entered into a consulting agreement with "Dexline" in order to retain the interim CEO. According to public information, Dexline appears to be a linen rental business that offers wedding reception decorations and holiday party planning services in addition to discount luxury tablecloths and chair covers.

We understand that a company could enter into a legitimate agreement with a bona fide consulting firm or management company in order to obtain interim executive services. However, Dexline does not appear to be a bona fide consulting firm or management company and the Dexline agreement does not appear to be legitimate. It's not clear to us why LookSmart would enter into an agreement with Dexline for anything other than linen rental or party planning services. We do not understand how or why competent, fully-informed, independent directors could or would have intentionally and knowingly approved the Dexline agreement in good faith. We are concerned that one or more of LookSmart's officers and directors may have violated their fiduciary duties.

2. Why would LookSmart enter into an agreement with a third party in order to retain an existing interim CEO?

According to LookSmart, the interim CEO had been acting as such in his individual capacity, or presumably trying his best, for quite some time without any agreement with any tablecloth rental business or other third party.

We suppose LookSmart could enter into an agreement with any party LookSmart chooses in order to retain an interim CEO as long as the agreement is appropriate, for a valid and lawful purpose, and advisable, fair, and in the best interests of LookSmart. We would love to have a capable interim CEO who is able and willing to "comply with applicable laws" and committed to the "highest standards of professional ethics and integrity," "doing the right thing," "maintaining trust," and "growing our business." Unfortunately for shareholders, we don't believe LookSmart has an interim CEO like that. Even if we hypothetically assume otherwise, we do not understand how or why the Dexline agreement could or would be appropriate, advisable, fair, or in the best interests of LookSmart. We are concerned that LookSmart's insiders may have caused LookSmart to enter into the Dexline agreement for an improper purpose or some other purpose LookSmart has wrongfully refused or otherwise failed to disclose.

3. Has LookSmart paid the fees directly to the interim CEO in accordance with the Dexline agreement?

If you are naturally suspicious, you may be starting to think to yourself that this whole Dexline thing smells a bit fishy. You may even be wondering whether it could be part of some scheme to avoid taxes on compensation which may otherwise be treated as taxable ordinary income for services by less clever, law-abiding interim CEOs. Or, maybe you disagree with our assessment of the Dexline agreement. Maybe you believe this is perfectly legitimate, appropriate, and in your best interest. Maybe the optimist in you is arguing that, if a PhD really wanted board cronies to rubber-stamp a consulting agreement to funnel money through a spouse's tablecloth rental business in order to dodge taxes, he probably would have structured the agreement to have the fees paid directly to the business. Maybe you will feel vindicated or be relieved to confirm that the Dexline agreement calls for the fees to be paid directly to the interim CEO. Or, if you have really deep-seated trust issues, you may not be surprised to discover that, notwithstanding the stated terms of the Dexline agreement, LookSmart's CFO has been rerouting the fees directly to Dexline. You may be curious to know why he would do something like that. More on this later.

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4. How could LookSmart properly classify the interim CEO as an independent contractor anyway?

We suspect that the interim CEO may have proposed the Dexline agreement in order to attempt to claim that LookSmart has a reasonable basis to classify him as an independent contractor. Could it really be that easy? Isn't the classification affected by whether the fees are paid in accordance with the Dexline agreement? Is Dexline providing the interim CEO's laptops and linens and things? What about expenses? Why don't all interim CEOs do this? Is LookSmart claiming that LookSmart cannot and does not control, and does not have any right to control, what the interim CEO does in his capacity as an executive officer of LookSmart? Even if we assume that the Dexline agreement is valid and appropriate, we do not understand how LookSmart could properly classify the interim CEO as an independent contractor. Has LookSmart received a determination from the IRS that will alleviate our employment tax liability concerns? We assume self-serving "independent" directors may share these concerns.

5. Why would LookSmart still be paying anyone under an agreement that terminated on June 14, 2011?

If all of this sounds normal to you so far, maybe you don't understand that a termination wouldn't explain all of the "typos" and "accidental" and "inadvertent" disclosures. Maybe you don't appreciate that LookSmart's rather unorthodox views and unique objections to ethics and legal compliance may not excuse false and misleading statements (intentional or not). Maybe you aren't worried about numbers and facts that mysteriously change from filing to filing. Maybe you aren't concerned with reports, statements, and exhibits that have been untimely, untrue, incorrect, incomplete, or otherwise lacking or completely missing for years. Maybe you haven't questioned anything LookSmart has been telling you for years. Or, if you work for a living and perform to earn your pay and care about your investments, you may believe that you deserve a better LookSmart and smarter officers and directors. You may think it's fair to expect insiders to comply with laws and follow the rules. You may disagree with LookSmart's definition of "immaterial" or what a reasonable person may consider important when buying or selling securities or voting to elect directors. You may find it difficult to believe that well-informed fiduciaries would allow "innocent" errors to persist, and permit "honest" mistakes to be repeated, for years. You may think it's unreasonable for insiders acting in good faith to refuse to correct false and misleading disclosures. You may be inclined to want to see results of background evaluations and whether books and records demands may prompt anyone to suddenly remember lots of things they forgot to disclose and file or suddenly locate "missing" agreements or "correct" copies.

Are you searching for Exhibit A to the Dexline agreement or definitions of "Cause" or "Contractor" or perplexed by certain legal proceedings, eviction notices, and tax liens? Do you want someone to justify to you how the Dexline agreement could possibly benefit LookSmart or shareholders? Would you like LookSmart to convince you that the Dexline agreement is binding against the interim CEO and can be enforced against someone that isn't even a party to the agreement? Are you inquiring as to whether Dexline has legally existed or been authorized to conduct business in California at all relevant times? Have you experienced a sudden urge to learn more about when contracts may be invalid, void, or voidable? Are you evaluating strategic disgorgement alternatives and continuing to execute on a strategic plan designed to enhance both near-term and long-term whistleblower awards? Are you interested in indications of adequate time to properly assess inadequately disclosed improper payments without undue pressure in due course to protect and ensure and safeguard the opportunity to realize maximum value of clawbacks? Do you believe the meaningless, mind-numbing mumbo jumbo LookSmart has been repeating over and over again? Does regurgitating the same boring false drivel over and over again make it true? Would you appreciate an opportunity to vote on the poison pill (again) and other corporate governance improvement proposals?

Maybe the skeptic in you has nagging doubts as to why insiders would panic in desperation and hide behind a retroactive poison pill if, according to LookSmart's SEC filings, they really do have numerous agreements with comfy severance packages and lots of stock options. Maybe you believe it's counterintuitive and have chosen to naively trust insiders to continue enriching and entrenching themselves in the "best interests" of shareholders. Maybe you have decided to blindly follow insiders as they continue to lead by huddling together and covering up for each other. Or, you could read LookSmart's SEC filings. You may discover that the pending tender offer may not actually trigger any golden parachutes or change of control payouts for insiders. It may dawn on you that, unlike increasingly excessive salaries, fees, bonuses, and stock options which have benefited insiders at the expense of shareholders for years, the tender offer provides for payments in cash to tendering shareholders and other benefits to all shareholders. You may even answer some of your own questions as to why a company may authorize for show but refuse to use a repurchase plan to provide cash to shareholders; or choose a poison pill over cash dividends, distributions, or other immediate opportunities for shareholders to realize value.

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6. Has LookSmart violated the law by failing to disclose the Dexline agreement in any applicable SEC filing?

You may have retrieved the most recent proxy statement by now and beat us to this question. Would the termination of the Dexline agreement explain why Dexline and the Dexline agreement aren't mentioned in the 2012 proxy statement? How about the 2011 proxy statement? How about recent Form 10-K filings? If you don't have any SEC filings in front of you, you may be starting to wonder what agreements are mentioned in the filings.

7. Why would LookSmart need yet another agreement to retain the interim CEO (again) anyway?

According to LookSmart, (a) LookSmart's board of directors entered into a board services agreement with the interim CEO effective July 1, 2008 for "potential strategic transaction" services and (b) LookSmart has entered into the following disclosed arrangements (collectively, the "Disclosed Arrangements"): (1) a consulting agreement with the interim CEO on November 8, 2009; (2) a consulting arrangement with the interim CEO on or prior to July 28, 2010; (3) a consulting agreement with both Dexline and the interim CEO on or prior to August 6, 2010; (4) a consulting agreement with the interim CEO on November 8, 2010; and (5) a consulting agreement with Dexline on November 8, 2010. In addition, based on LookSmart's SEC filings, we believe LookSmart is or has been making payments directly or indirectly to the interim CEO pursuant to one or more oral or written arrangements that LookSmart has wrongfully refused or failed to disclose (collectively, "Undisclosed Arrangements").

It's not clear to us why LookSmart wouldn't simply amend an existing arrangement, or consolidate, amend, and restate all of the existing arrangements, instead of entering into the Dexline agreement. We assume that LookSmart paid the interim CEO "$3,000 per day in either cash or shares" for his services pursuant to the board services agreement. You may find it difficult to follow the story in LookSmart's SEC filings after that. Rest assured, we plan to discuss matching compensation agreements and services and tracking payments in the future.

8. Has LookSmart violated the law by (a) disclosing or filing (or failing to disclose or file) any Disclosed Arrangement or Undisclosed Arrangement (or a copy or written summary thereof) in or with any applicable SEC filing or (b) making any false or misleading statement in any SEC filing or elsewhere with respect to any Disclosed Arrangement or Undisclosed Arrangement?

9. Aren't insiders required by law to report insider trading? Have the insiders violated insider trading laws?

Future discussion topics may include, among others, in no particular order (although we may take requests): Section 16; Rule 14a-13; Regulation 14A; Regulation 12B; Regulation S-K;; Internal Control over Financial Reporting; Disclosure Controls and Procedures; Sarbanes-Oxley Act; Organizational Documents; Board Committee Charters; Corporate Governance Guidelines; Code of Business Conduct and Ethics; Confidential Treatment Requests; Regulation FD; Nasdaq Marketplace Rules; Dexline; Jean-Yves Dexmier; William O'Kelly; Anthony Castagna; Scott Kauffman; Mark Sanders; Timothy J. Wright; Audit, Tax, and Accounting Services and Related Matters; and Legal Counsel, Legal Services, and Related Matters."

Stay tuned to www.looksmarter.org for updates and additional information.

About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York. Snowy August provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments. As of the date hereof, Snowy August may be deemed to beneficially own 863,312 (5.0%) of LookSmart's outstanding shares.

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About the Compliance Issues

This press release is intended to inform shareholders of LookSmart about certain compliance issues. We may file separate material with the SEC that contains more detailed information and additional questions and concerns and issues with respect to LookSmart. Shareholders should read any and all such material carefully because it may contain important information. Shareholders may obtain such material for free at the web site maintained by the SEC at http://www.sec.gov and request free copies of such material from us using the contact information herein.

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer. PEEK is sponsored by a consortium of shareholders of LookSmart represented by Snowy August and Platinum Management (NY) LLC. As of the date hereof, the consortium may be deemed to be the largest shareholder of LookSmart as a group and beneficially own 2,591,312 (14.98%) of LookSmart's outstanding shares.

About the Tender Offer

This press release is intended to inform security holders or the public in general about a third-party tender offer by PEEK to purchase all of the outstanding shares of common stock of LookSmart, Ltd. for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Schedule TO and other related tender offer material filed July 20, 2012 by PEEK with the SEC, as amended and supplemented. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Security holders are advised to read the material because it contains important information about the tender offer. Security holders may obtain the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from us using the contact information herein.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation material filed with the SEC as required by law.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and other parties, circumstances, and conditions we cannot control or predict with certainty, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source:	Snowy August Management LLC

Contacts:	Michael Onghai, CFA	Fletcher Clark Johnston
	President, Snowy August Management LLC	Legal Counsel, Securities Law Adviser Group LLC
	(917) 397-7234	(214) 808-3264
	michael@snowyaugust.com	fletcher.johnston@seclawgroup.com

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